Exhibit 99.1

VivoPower International PLC Announces Appointment of Eduardo Nebot to the Advisory Council

LONDON, January 13, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Eduardo Nebot as a new member of the VivoPower Advisory Council.

Based in Sydney, Australia, Eduardo is currently Emeritus Professor at the University of Sydney and a consultant on autonomous systems for various industries, including transport and mining automation. He is also a Fellow of the Institute of Electrical and Electronic Engineering (FIEEE) and a Fellow of the Australian Academy of Technology and Engineering (FTSE).

Eduardo is a pioneer in the research, development, and deployment of autonomous systems and safety. He has worked with both private companies and government organisations to apply autonomous technologies to the industrial sector in Australia and internationally. Furthermore, he was responsible for introducing advanced machine learning techniques in automation and safety applications that were demonstrated and deployed in industrial operations around the world.

Eduardo led several organisations over the years. In 1999, he was named Automation Program leader for the $130m R&D Collaborative Research Centre for Mining Technology and Equipment. He also co-founded Acumine Pty. Ltd. and worked as its Executive Director from 2000 to 2012.

Eduardo was one of the co-founders of the Australian Centre for Field Robotics (ACFR), one of the largest and most successful field robotic R&D centres in the world. He also served as the ACFR’s Manager Director from 2010 to 2020. He established the ACFR’s Intelligent Transport System (ITS) group in 2010.

Eduardo’s most recent achievement was serving as one of the partners for the $110m R&D CRC iMOVE project, which was established to address R&D in Intelligent Transport Systems.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are delighted to welcome Professor Eduardo Nebot to the VivoPower Advisory Council. Based in Australia, he is a renowned and highly respected expert in mining safety, field robotics and mine automation, with over 35 years of experience advising leading mining and mining services companies including Komatsu, Anglo American, Rio Tinto, BHP, Codelco, Freeport-McMoRan and Alcoa among others. In addition, Eduardo has led numerous industry collaboration projects with automotive original equipment manufacturers (OEMs) including Ford (USA), Renault (France) and Applied EV (Australia).

As the mining industry and automotive OEMs intensify their drive to electrification in order to meet sustainability objectives, and as Tembo scales up delivery of kits this year in order to help meet these demands, what is non-negotiable is safety, especially given the risks in mining environments. Whilst Tembo has the longest industry track record of electric light utility vehicles safely deployed in an operating mine, it is imperative that we continue to be uncompromising on safety standards above all else and assist in setting industry best practice benchmarks. Professor Nebot will contribute in this regard by advising in relation to mining safety protocols and requirements, as well as assisting in developing dedicated safety related modules for Tembo Academy’s training curriculum.”

Eduardo Nebot, Emeritus Professor at the University of Sydney, said: “I am proud to join the Advisory Council in order to assist VivoPower with the deployment of advanced clean technology. I am very passionate about decarbonisation, and I strongly believe that VivoPower technology can profoundly impact the full sustainability of high-energy consumption industries such as mining.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower is a certified B Corporation with operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to use of proceeds, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about potential revenues from e-LV distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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